Contact

www.linkedin.com/in/james-o-donnell (LinkedIn)

Top Skills

Due Diligence

Project Management

Business Strategy

Publications

Acid-sensing ion channel 3 deficiency increases inflammation but decreases pain behavior in murine arthritis.

Regular physical activity prevents development of chronic pain and activation of central neurons.

James O'Donnell

Cofounder & COO at Duet

San Francisco, California, United States

Summary

Enthusiastic about applying scientific problem solving to scaling startups. Enjoys science fiction, fencing competitively, and prediction markets.

Experience

Duet

Co-Founder / COO

February 2024 - Present (1 year 3 months)

San Francisco Bay Area

We develop mission control software for NEMT (non-emergency medical transport) to help fleet operators make healthcare more accessible, affordable, and convenient.

www.duetinc.com

Editio Publishing, LLC

Board Member

August 2021 - Present (3 years 9 months)

San Francisco, California, United States

Editio publishes and translates Japanese and Korean light novels. Our print and digital works all feature strong female leads, rich storytelling, and high-quality, ethically sourced art and translations.

L.E.K. Consulting

Senior Consultant (Project Leader) | Life Sciences

March 2023 - May 2024 (1 year 3 months)

San Francisco, California, United States

I led teams solving complex strategy and market research problems for our clients. These included in-depth industry analysis including interviews, surveys, and desk research to inform potential acquisitions and organic market entry & expansion growth strategies. I was responsible for determining the right answer and cleanly communicating our findings directly to clients.

BroadBranch Advisors

3 years 7 months

Senior Associate

July 2021 - March 2023 (1 year 9 months)
Washington, District of Columbia, United States

Associate

September 2019 - July 2021 (1 year 11 months)
Washington D.C. Metro Area

BroadBranch generates insights and outcomes that create growth and improved performance. Our team draws on its diverse business, industry and cultural experiences to solve clients' toughest strategic challenges with data-driven, action-oriented recommendations. Our insights are anchored in rigorous market research and informed by our original, creative and critical analysis.

BumperCoin

Founder

September 2017 - July 2019 (1 year 11 months)
Baltimore, Maryland Area

Founded and ran a small marketing company that matched local businesses with personal vehicle owners to display logos/advertisements on bumper stickers.

Education

Princeton University

Bachelor of Arts (B.A.), Molecular Biology · (2010 - 2014)

The Johns Hopkins University

Master of Arts - MA, Cellular, Molecular, and Developmental Biology · (2014 - 2018)

Quantic School of Business and Technology

Master of Business Administration - MBA · (2019 - 2020)